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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

MAR 17 2017

Washington DC 414

SEC FILE NUMBER 8-45693

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kansas City Brokerage, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 Antioch Road; Suite 420
(No. and Street)

Merriam (City) KS (State) 66204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Marchesi 913-384-4994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren & Company CPAs, Chartered
(Name - *if individual, state last, first, middle name*)

505 North Mur-Len Road (Address) Olathe (City) KS (State) 66062 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Marchesi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kansas City Brokerage, Inc., as of February 27, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Timothy J Marchesi
Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 763-3850
FACSIMILE
(913) 782-9664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Kansas City Brokerage, Inc.

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) Kansas City Brokerage, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Kansas City Brokerage, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David Lundgren & Co.

February 27, 2017

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-8830
FACSIMILE
(913) 782-9664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Kansas City Brokerage, Inc.

We have audited the accompanying statement of financial condition of Kansas City Brokerage, Inc. as of December 31, 2016, and the related statements of income, changes in shareholders equity, and cash flows for the year then ended. These financial statements are the responsibility of Kansas City Brokerage, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kansas City Brokerage, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under SEC Rule 15c3-1 (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of Kansas City Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of Kansas City Brokerage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co.

February 27, 2017

KANSAS CITY BROKERAGE, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2016

Kansas City Brokerage, Inc.
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	4,247
Certificates of Deposit		143,003
Consulting contract receivables		36,708
Interest Receivable		48
Total assets	$	184,006
Liabilities		
Services due to customers	$	20,910
Third-party payer funds		94
Due to Parent		59,100
Total liabilities		80,104
Stockholders' Equity		
Common stock, $.01 par value; 100,000 shares authorized; 1,000 shares issued and outstanding	$	10
Additional paid-in capital		277,724
Retained deficit		(173,832)
Total stockholders' equity		103,902
Total liabilities and stockholders' equity	$	184,006

See Independent Auditor's Report

Kansas City Brokerage, Inc.
Statement of Operations
Year Ended December 31, 2016

Revenues	
Brokerage income, net of clearing broker commissions	$ -
Other income	1,371
	1,371
Expenses	
Other expenses	27,938
Total expenses	27,938
Net Income	$ (26,567)

Kansas City Brokerage, Inc.
Statement of Retained Deficit
Year Ended December 31, 2016

Balance (Deficit), January 1, 2016	$	(147,264)
Net Income		(26,567)
Balance (Deficit), December 31, 2016	$	(173,832)

Kansas City Brokerage, Inc.
Statement of Cash Flows
Year Ended December 31, 2016

Operating Activities		
Net Income	$	(26,567)
Changes in		
Consulting contract receivables		5,850
Due to parent		8,075
Net cash provided by operating activities		(8,909)
Investing Activities		
Purchase of Certificates of Deposit – Interest Rollover		(1,347)
Net cash used in investing activities		(1,347)
Increase in Cash and Cash Equivalents		(13,989)
Cash and Cash Equivalents, Beginning of Year		18,236
Cash and Cash Equivalents, End of Year	$	4,247

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company, a 79% owned subsidiary of DeMarche Associates, Inc. (DeMarche), an employee benefit plan consultant, provides brokerage services on behalf of clients of its parent through a clearing agent. The Company does not hold funds or securities for clients.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, (FINRA). The Company is a Kansas Corporation.

Employee benefit plan clients purchase DeMarche consulting services from the Company and pay for these services in cash or with brokerage commissions generated from investment transactions directed through the Company's clearing agent. The Company purchases the consulting services provided to its clients from its parent.

The Company also offers a Third-Party Payer program wherein the Company collects and accumulates brokerage commissions from trades directed by the client through the Company's clearing agent and in return makes credits available to the client for the payment of various plan expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Note 1: Nature of Operations and Summary of Significant Accounting Policies - Continued

Income Taxes

The Company and its parent company file separate income tax returns. Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Brokerage Income Recognition

Brokerage income and related clearing brokers' commissions are recognized on a trade date basis as securities transactions occur.

Accounts Receivable

Accounts receivable are stated at the amounts billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Certificates of Deposit

Certificates of deposit are carried at historical cost, which approximates fair value. Certificates of deposit mature through 2017.

Note 2: Related Party Transactions

Facilities and Services Agreement

The Company had a facilities and services agreement with its parent in which office space, personnel, equipment, supplies, accounting and legal and other services are provided to the Company. The Company's agreement provided that the Company pay $5,000 per month for the period from January 1, 2008 to December 31, 2008. This agreement was amended June 1st, 2008 and there is no longer a service fee being charged.

Note 3: Income Taxes

No provision or benefit for income taxes is recorded in the accompanying statement of operations as the Company has a net loss for both financial reporting and income tax purposes.

The tax effects of temporary differences related to defer taxes are as follows:

Deferred tax assets		
Services due to customers	$	4,182
Net operating loss carry forwards		80,317
Net deferred tax asset before valuation allowance	$	84,499
Valuation allowance		
Beginning balance	$	79,912
Increase during the period		4,587
Ending balance		84,499
Net deferred tax asset	$	-0-

The Company has unused operating loss carry forwards of approximately $401,589 which will expire between 2020 and 2030.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2016 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2016.

Note 4: Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $5,000 or 6 2/3% of aggregate indebtedness.

Note 4: Net Capital Requirements - Continued

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 was 1.2314 to 1 as of December 31, 2016. The Company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $65,049 as of December 31, 2016, which exceeded the required net capital by $59,709.

Note 5: Cash

As of December 31, 2016, the Company's deposits were fully insured by FDIC insurance coverage.

Note 6: Commitments, Contingencies, and Guarantees

At December 31, 2016, the Company had not entered into any purchase or sales commitments, nor were there any other commitments, contingencies or guarantees.

Note 7: Subsequent Events

Subsequent events were reviewed up until February 27, 2017 which was the day the financial statements were available for issue.

Supplementary Schedule

Kansas City Brokerage, Inc.
Computation of Net Capital under Rule 15c3-1
December 31, 2016

Schedule I

Aggregate Indebtedness	$ 80,104
Stockholders' Equity	$ 103,902
Less Nonallowable Assets	
Consulting contract receivables	(36,708)
Less haircuts on certificates of deposit account	(2,145)
Excess Net capital	65,049
Less net capital requirements – greater of $5,000 or 1/15 of Aggregate indebtedness	(5,340)
Net capital in excess of requirement	$ 59,709
Ratio of Aggregate Indebtedness to Net Capital	1.2314 to 1

Note: The Company is in compliance with the exemption provision from Rule 15c3-3.

Note: There was no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported by the Company.

From: Adam Strumpf
Sent: Monday, March 13, 2017 11:04 AM
To: Debra Higgins <dhiggins@demarche.com>
Subject: KCB's ability to continue as a going concern

Deb,

Per Mr. Hundley's request, I would like to reiterate that KCB's continuity plans have not changed over the past several years. Although we have only one client utilizing KCB's services, we still offer KCB's services, as an introducing broker dealer, to DeMarche Associates, Inc.'s clients as a means of paying for their DeMarche consulting services. Thus, our ability to continue as an on-going concern is the same as it has been in the past.

Thank you,

Adam J. Strumpf
Senior Consultant
DeMarche Associates, Inc.
astrumpf@demarche.com
www.demarche.com
913.384.4994
6700 Antioch Road | Suite 420 | Merriam, Kansas 66204

Kansas City
BROKERAGE, INC.

To: SEC and SIPC

From: Kansas City Brokerage, Inc.

Re: Re-submission of 2016 Annual Report

Date: March 13, 2017

Please find enclosed the amended 2016 Annual Audit Report for Kansas City Brokerage, Inc. The filing was amended at the request of our FINRA Coordinator as noted below.

Sincerely,
Debra Higgins
Compliance Administrator
(913) 981-1337 direct

From: Hundley, Allen [mailto:Allen.Hundley@finra.org]
Sent: Friday, March 03, 2017 2:03 PM
To: Compliance <compliance@demarche.com>
Subject: Annual Audit

Tim,

I am reviewing the firm's annual audit and noted a few issues. I have returned the audit so that these items can be uploaded with the entire audit statements.

1. Oath of affirmation is not signed by a firm officer.
2. Firm Exemption report is not signed by a firm officer.
3. Please indicate whether the firm had any commitments, contingencies, or guarantees as of the audit date.
4. Address the firm's ability to continue as a going concern. This can be addressed via email.

Regards,

Allen D. Hundley
Principal Regulatory Coordinator
120 West 12th Street, Suite 800
Kansas City, MO 64105
Ph: 816-802-4744

✓ **Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.**

Filing ID: 1386465 (Please retain this number for further inquiries regarding this form)
Submitted By: dvanderwerf3
Submitted Date: Mon Mar 13 12:27:31 EDT 2017

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.
For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines (effective February 2016):
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Effective February 1, 2016, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BATS Exchange, Inc.(BZX), BATS Y-Exchange, Inc. (BYX)

BOX

CBOE, C2

EDGA Exchange, Inc., EDGX Exchange, Inc.

Investors Exchange LLC (IEX)

ISE, ISE Gemini, ISE Mercury

MIAX

NASDAQ, NASDAQ BX, Inc., NASDAQ PHLX LLC

NYSE, NYSE Arca, NYSE MKT

15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* REVISED 2016 ANNUAL AUDIT REPORT FILING WITH SEC.pdf 1508355 bytes

SEC
Mail Processing
Section
MAR 17 2017
Washington DC
414

Kansas City
BROKERAGE, INC.

February 28, 2017

David Lundgren & Co.
505 N. Mur-Len Road
Olathe, Kansas 66062

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best of our knowledge and belief:

1. Kansas City Brokerage, Inc. claims exemption 15c-3(k)(2)(ii) from 15c-3;

2. Kansas City Brokerage, Inc. has met the identified exemption from January 1, 2016 through December 31, 2016, without exception, unless, if applicable as stated in number 3 below,

3. Kansas City Brokerage, Inc. has had no exception to report this fiscal year.

Regards,



Timothy Marchesi
President
Kansas City Brokerage, Inc.


FINRA


SIPC